October 21, 2024

Andrew Gundlach
Chief Executive Officer
Bleichroeder Acquisition Corp. I
1345 Avenue of the Americas, Fl 47
New York, NY 10105

       Re: Bleichroeder Acquisition Corp. I
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 7, 2024
           File No. 333-280777
Dear Andrew Gundlach:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2024, letter.

Amendment No. 2 to Registration Statement on Form S-1
Sponsor Information, page 11

1. We note your disclosure that Inflection Point Fund has indicated its interest in indirectly acquiring all of the sponsor's private placement units through the purchase of non-managing sponsor membership interests and suggesting that Inflection Point will have a material interest in the sponsor. Please clearly state the nature and amount of interests that Inflection Point and any other holder of a material interest in the sponsor will hold, as required by Item 1603(a)(7) of Regulation S-K. Please also file any related agreement in accordance with Item 601(b)(10) of Regulation
S-K.
2. Please clarify whether Inflection Point is or will become a party to the letter agreement. We note your disclosure on page 16 that Inflection Point will be bound by
 October 21, 2024
Page 2

      the restrictions; however, given that Inflection Point is not a managing member of the sponsor, it does not appear that it falls under the definition of "Insider" in the letter agreement. If it is not a party to the letter agreement, please clearly disclose the rights that Inflection Point has with respect to its interests that are different from those that are a party to the agreement. For example, please clarify if Inflection Point is required to vote in favor of the business combination.
Founder shares, page 20

3. We note your disclosure that Inflection Point will have no right to control the sponsor.
      Please also state, if true, that Inflection Point will have no right to vote the founder shares, private units or securities underlying the private units that it holds indirectly through Class A or Class B membership units of the sponsor. Please make similar revisions where related disclosure appears throughout the prospectus. Use of Proceeds, page 88

4. We note your revisions in response to prior comment 8. Based upon the revised gross proceeds raised and offering expenses incurred, proceeds after offering expenses will be approximately $252,500,000 if the over-allotment is not exercised. Please revise your use of proceeds table to reflect the correct amount or advise us why a revision is not necessary.
5.    We note that you have included    repayment to the underwriters of 0.40%
of gross
      proceeds    of the offering as a use of the proceeds held outside the
trust. In the line
      item, please clarify that this represents a portion of the underwriting commissions, as
      opposed to a    repayment    to the underwriters. Also revise footnote
(3) to clarify
      whether this amount will be paid from the $2,500,000 of offering proceeds held outside the trust, or if it will be paid from permitted withdrawals of interest on the proceeds held in the trust. If you have the discretion to determine the source of this payment, or if you intend to use permitted withdrawals of interest, please explain the factors you would consider in selecting the source of payment, and clarify that the use of permitted withdrawals of interest will decrease the amount of funds that would otherwise be provided to shareholders upon redemption of their shares.
        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Stuart Neuhauser, Esq.